UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Despegar.com Announces 3Q24 Financial Results

Record profitability with 3Q24 Adjusted EBITDA up 94% YoY and Revenues Increasing 9% YoY; Raising FY24 Adjusted EBITDA Guidance

BRITISH VIRGIN ISLANDS (BUSINESS WIRE). November 14, 2024 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced unaudited financial results for the three-months ended September 30, 2024 (“third quarter 2024” or “3Q24”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

3Q24 Financial and Operating Highlights

(for definitions, see page 14)

•	Gross Bookings on a Foreign Exchange (“FX”) neutral basis rose 35% YoY to $1.3 billion, driven by strong underlying demand trends. However, as expected, we faced FX headwinds across the region leading to an as reported Gross Bookings decline of 4% YoY

•	Revenues on an FX neutral basis increased 53% YoY to $193.9 million, driven by a record Take Rate of 14.6%, helped by strong commercial execution and innovative payment solutions. On an as reported basis, Revenues grew 9% YoY

•	Adjusted EBITDA increased by 94% YoY to a company record high of $48.0 million, primarily due to strong Take Rate, improving operational efficiencies and the expansion of higher-margin Travel Package sales, which increased 253 bps YoY to 33.0% of Gross Bookings. As a result, Adjusted EBITDA margin increased 1,089 bps YoY to 24.8% the highest in company history

•	Adjusted Net Income increased significantly by 309% YoY, reaching $36.1 million in 3Q24, compared to $8.8 million in 3Q23. Adjusted EPS improved materially YoY to $0.34 cents from $0.01 cents in the same quarter last year

•	Operating Cash flow was positive $26.6 million while the total Cash was $220 million, increasing $15.2 million from 2Q24 due to improved (i) profitability and (ii) working capital dynamics

•	Loyalty program members increased by 51% YoY, reaching a total of 30.0 million members

•	App Transactions continued their strong growth, reaching a record 50.5% of total Transactions, a significant increase of 1,034 basis points from 40.1% in 3Q23

•	Consolidated B2B Gross Bookings continued on a strong growth trajectory, increasing 23% YoY and now comprising 19% of total Gross Bookings. This reflects a YoY increase of 420 basis points

•	Despegar renewed its lodging outsourcing agreement with Expedia, strengthening its strategic partnership with Expedia aiming at optimizing lodging supply and pursuing growth in B2B, SaaS, and M&A opportunities globally. The terms of the amended agreement with Expedia allows the previous $125 million perpetual repayment liability on Despegar’s balance sheet to be amortized over 10 years;

•	Announced Company’s first major SaaS partnership with Karisma Hotels & Resorts, licensing Despegar’s AI travel assistant, SOFIA, to provide a personalized travel planning experience and unlock a new revenue stream

Damian Scokin, Despegar’s CEO, said:

“We are pleased to report that our third-quarter 2024 performance reflects the sustained momentum we’ve built throughout the year. Despite FX challenges across Latin America, demand remains strong across the region as we drive growth by leveraging our technology, local expertise, and extensive inventory. This quarter, we made significant strides in our B2B segment, continuing to outpace market growth. Gross bookings grew by 23% year-over-year, reaching $230 million, driven by the addition of new white-label partnerships and the expansion of our B2B ecosystem which now includes more than 17,000 individual online and offline travel agencies.”

We also achieved two significant milestones this quarter: first, redefining our long-term partnership with Expedia through a new 10-year Lodging Outsourcing Agreement starting in 2025, which will expand our lodging supply, diversify strategic alliances, and strengthen Despegar’s market presence, while enhancing our global growth opportunities; second, advancing our AI travel assistant, SOFIA, into a SaaS offering for Karisma Hotels & Resorts, unlocking new growth opportunities. These initiatives underscore our commitment to innovation and customer-centric services, reinforcing our leadership in the travel technology space.”

Amit Singh, the Company’s CFO, added: “Our third-quarter 2024 results showcase the effective execution of our strategic priorities, reflected in strong revenue growth and record profitability. Quarterly revenues increased 53% year-over-year on an FX neutral basis to $193.9 million. This growth emphasizes our successful focus on profitability in key markets such as Brazil, alongside a notable demand recovery in Argentina, underscoring the resilience of our business fundamentals. On an as reported basis revenue grew 9% year-over-year. Importantly our disciplined cost management ensured that operating expenses remained stable, even with increased marketing investments. This contributed to an adjusted EBITDA of $48.0 million, representing a 94% year-over-year increase and an all-time high margin of 24.8%. Looking ahead, our strong financial foundation positions us well to sustain market leadership and long-term value creation for our shareholders.”

2024 Financial Guidance

The Company updates its 2024 annual guidance as follows:

•	Revenue: at least $760 million, representing at least 8% YoY growth, unchanged despite increasing FX headwinds

•	Adjusted EBITDA: at least $170 million, representing at least 47% YoY growth, up from prior guidance of at least $160 million

For more information see our Investor Relations website at investor.despegar.com.

Disclaimer: The 2024 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”).

Reconciliations of forward-looking non-GAAP measures, specifically the 2024 Adjusted EBITDA guidance, to the relevant forward-looking GAAP measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort.

The 2024 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

Key Operating and Financial Metrics

( reported in millions, except as noted)

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

	3Q24	3Q23	Δ %
Operating metrics
Number of Transactions	2.396	2.384	—%
Gross bookings	$1,322.1	$1,383.1	(4)%
TPV Financial Services (1)	$16.7	$18.6	(10)%
Average selling price (ASP) (in $)	$553	$581	(5)%
Number of Transactions by Segment& Total
Air	1.1	1.2	(2)%
Packages, Hotels& Other Travel Products	1.2	1.2	1%
Financial Services	0.0	0.0	505%
Total Number of Transactions	2.4	2.4	—%
Financial metrics
Revenue	$193.9	$178.1	9%
Total Adjusted EBITDA (2)	$48.0	$24.7	94%
Net Income / (Loss) (3)	$8.9	$(0.3)	n.m.
Net Income / (Loss) attributable to Despegar.com, Corp (3)	$8.9	$(0.3)	n.m.
Plus: Accretion of Series A Preferred Stock	$(3.8)	$(3.4)	12%
Plus: Accrual of dividends of Series A Preferred Stock	$(3.8)	$(4.0)	(5)%
Plus: Accrual of dividends of Series B Preferred Stock	$—	$(0.5)	n.m.
Income / (Loss) attributable to common shareholders (3)	$1.3	$(8.2)	n.m.
Total share count -Common Stock	83,925	72,426	16%
Average Shares Outstanding - Basic (4)	83,071	77,166	8%
Effect of Dilutive Participating Securities - Stock Based Compensation Plans (3)	845	—	n.m.
Average Shares Outstanding - Diluted (4)	83,916	77,166	9%
EPS Basic (5)	$0.02	$(0.11)	n.m.
EPS Diluted (5)	$0.02	$(0.11)	n.m.

(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $14.5 million in 3Q24 and $17.4 million in 3Q23
(2)	Financial services segment reported a Total Adjusted EBITDA of positive $0.6 million compared to negative $0.7 million in 3Q23, as the company’s unit economics continues to improve
(3)	Round numbers. For 3Q24, basic earnings (loss) per share is computed using the two-class method, which is an earnings allocation formula that determines earnings (loss) per share for common stock and any participating securities according to dividend and participating rights in undistributed earnings (losses). The Company's Class B Preferred Shares contained rights to dividends or dividend equivalents and are deemed to be participating securities. The Company’s Class B shares were converted to 5.4 million ordinary shares on April 1, 2024. Other instruments granted by the Company (such as restricted stock awards and stock options to employees, as well as Class A Preferred Shares) do not contain non-forfeitable rights to dividends and are not deemed to be participating securities. In periods of net loss, no amounts are allocated to participating securities as they do not have an obligation to absorb such loss. Under the two-class method, net income for the period, after subtracting dividends on and accretion of preferred stock, is allocated between common stockholders and the holders of the participating securities based on the weighted average number of common shares outstanding during the period and the weighted-average number of participating securities outstanding during the period, respectively. The allocated, undistributed income for the period is then divided by the weighted-average number of common shares outstanding during the period to arrive at basic earnings per common share for the period. Pursuant to U.S. GAAP, the Company has elected not to separately present basic or diluted earnings per share attributable to preferred stock. Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings per share, while considering other potentially dilutive securities.
(4)	In thousands
(5)	In U.S Dollars

Revenue Breakdown

(in millions, except as noted)

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters ended September 30, 2024 and 2023:

	3Q24		3Q23
	$	% of total	$	% of total	Δ %
Revenue by business segment
Travel Business
Air Segment	$68.7	36%	$63.9	36%	8%
Packages, Hotels & Other Travel Products Segment	$121.1	62%	$111.4	63%	9%
Total Travel Business	$189.9	98%	$175.3	98%	8%
Financial Business
Financial Services Segment	$12.1	6%	$10.8	6%	12%
Total Financial Business	$12.1	6%	$10.8	6%	12%
Intersegment Eliminations	$(8.0)	(4)%	$(7.9)	(4)%	2%
Total Revenue	$193.9	100%	$178.1	100%	9%

Total Revenue Margin (Take Rate)	14.6%		12.9%		+177 bps

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended September 30, 2024 and 2023 (in thousands of U.S. dollars, except as noted)

	3Q24	3Q23	Δ %
Revenue	$193,929	$178,149	9%
Cost of revenue	$(50,790)	$(57,599)	(12)%
Gross profit	$143,139	$120,550	19%
Operating expenses
Selling and marketing	$(60,373)	$(56,529)	7%
General and administrative	$(18,461)	$(21,382)	(14)%
Technology and product development	$(26,746)	$(26,440)	1%
Other operating expense, net	$(342)	$—	n.m.
Total operating expenses	$(105,922)	$(104,351)	2%

Loss from equity investments	$(582)	$(948)	(39)%
Operating income	$36,635	$15,251	140%
Financial results, net	$(29,346)	$(3,215)	813%
Income before income taxes	$7,289	$12,036	(39)%
Income tax benefit / (expense)	$1,639	$(12,351)	n.m.
Net Income / (Loss)	$8,928	$(315)	n.m.
Net Income / (Loss) attributable to Despegar.com, Corp	$8,928	$(315)	n.m.

n.m.: Not Meaningful

Unaudited Consolidated Balance Sheet as of September 30, 2024 and June 30, 2024 (in thousands of U.S. dollars, except as noted)

ASSETS	As of September 30, 2024	As of June 30, 2024
Current assets
Cash and cash equivalents	$176,054	$174,594
Restricted cash	$42,757	$26,432
Trade accounts receivable, net of credit expected loss	$250,627	$221,662
Loan receivables, net	$17,124	$18,029
Related party receivable	$16,588	$16,097
Other assets and prepaid expenses	$49,677	$56,763
Assets held for sale	$—	$16,468
Total current assets	$552,827	$530,045
Non-current assets
Restricted cash	$866	$881
Other assets and prepaid expenses	$75,986	$67,219
Loan receivables, net	$660	$1,069
Lease right-of-use assets	$17,025	$20,651
Property and equipment, net	$16,782	$16,358
Intangible assets, net	$85,396	$87,552
Goodwill	$129,980	$139,206
Total non-current assets	$326,695	$332,936
TOTAL ASSETS	$879,522	$862,981
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$73,588	$57,206
Travel accounts payable	$346,794	$326,787
Related party payable	$92,017	$90,805
Short-term debt and other financial liabilities	$34,623	$29,722
Deferred Revenue	$37,205	$34,181
Other liabilities	$65,512	$81,761
Contingent liabilities	$7,162	$6,130
Lease Liabilities	$5,504	$6,429
Liabilities held for sale	$—	$2,079
Total current liabilities	$662,405	$635,100
Non-current liabilities
Other liabilities	$7,801	$8,113
Contingent liabilities	$12,767	$12,435
Long-term debt and other financial liabilities	$1,294	$1,508
Lease liabilities	$12,798	$15,209
Related party liability	$125,000	$125,000
Deferred Revenue	$4,097	$5,600
Total non-current liabilities	$163,757	$167,865
TOTAL LIABILITIES	$826,162	$802,965
Series A non-convertible preferred shares	$134,335	$134,257
Total Mezzanine Equity	$134,335	$134,257
SHAREHOLDERS’ DEFICIT
Common stock	$292,556	$292,556
Additional paid-in capital	$251,025	$257,338
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(30,377)	$(21,027)
Accumulated losses	$(582,664)	$(591,592)
Treasury Stock	$(10,787)	$(10,788)
Total Shareholders’ Deficit	$(80,975)	$(74,241)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$879,522	$862,981

Unaudited Statements of Cash Flows for the three-month periods ended September 30, 2024 and 2023 (in thousands of U.S. dollars, except as noted)

	3 months ended September 30,
	2024	2023
Cash flows from operating activities:
Net Income / (Loss)	$8,928	$(315)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency loss / (gain)	$5,175	$(12,502)
Changes in fair value of earnout liability	$(5,707)	$(110)
Changes in seller indemnification	$5,707	$110
Loss from equity investments	$582	$948
Depreciation expense	$1,476	$1,535
Amortization expense	$7,905	$6,902
Other operating expense, net	$307	$—
Stock based compensation expense	$1,286	$1,042
Amortization of lease right-of-use assets	$1,726	$332
Interest and penalties	$885	$1,459
Income tax (Benefit) / Expense	$(3,402)	$8,037
Allowance for credit expected losses	$3,721	$2,748
Provision for contingencies	$(17)	$1,609
Changes in assets and liabilities net of non-cash transactions:
(Increase) / Decrease in trade accounts receivable, net of credit expected loss	$(27,351)	$3,774
Increase in loans receivable, net of allowance	$(5,230)	$(133)
Decrease / (Increase) in related party receivable	$2,779	$(2,311)
Increase in other assets and prepaid expenses	$(2,001)	$(49)
Increase in accounts payable and accrued expenses	$16,113	$23,473
Increase in travel accounts payable	$17,446	$32,135
Decrease in other liabilities	$(5,275)	$(22,757)
Increase / (Decrease) in contingent liabilities	$1,557	$(5,256)
Increase / (Decrease) in related party payable	$118	$(8,424)
(Decrease) / Increase in lease liabilities	$(2,014)	$500
Increase in deferred revenue	$1,922	$1,010
Net cash flows provided by operating activities	$26,636	$33,757
Cash flows from investing activities:
Origination of loans receivable	$(1,796)	$(5,228)
Collection of loans receivable	$2,034	$2,008
Acquisition of property and equipment	$(1,807)	$(3,181)
Capital expenditures, including internal-use software and website development	$(7,734)	$(7,495)
Proceeds from financed sale of held-for-sale assets	$2,069	$—
Net cash flows used in investing activities	$(7,234)	$(13,896)
Cash flows from financing activities:
Net (Decrease) / Increase of short-term debt	$(187)	$5,518
Proceeds from issuance of short-term debt	$12,354	$5,731
Payment of short-term debt	$(8,495)	$(4,751)
Payment of long-term debt	$(320)	$(1,221)
Payments of debenture issuance by securitization program	$(255)	$(690)
Collect on debenture issuance by securitization program	$—	$1,497
Payment of dividends to stockholders Series A and Series B convertible preferred shares	$(7,520)	$(8,359)
Net cash flows used in financing activities	$(4,423)	$(2,275)
Effect of exchange rate changes on cash and cash equivalents	$214	$(5,813)
Net increase in cash and cash equivalents	$15,193	$11,773
Cash and cash equivalents and restricted cash as of beginning of the period	$204,484	$243,934
Cash and cash equivalents and restricted cash as of end of period	$219,677	$255,707

Adjusted EBITDA Reconciliation

(in thousands, except as noted)

	3Q24	3Q23	Δ %
Net Income / (Loss)	$8,928	$(315)	n.m.
Add (deduct):
Financial result, net	$29,346	$3,215	813%
Income tax (benefit) / expense	$(1,639)	$12,351	n.m.
Depreciation expense	$1,476	$1,535	(4)%
Amortization expense	$7,905	$6,902	15%
Share-based compensation expense	$1,286	$1,042	23%
Restructuring, reorganization and other exit activities charges	$732	$—	n.m.
Total Adjusted EBITDA	$48,034	$24,730	94%

n.m.: Not Meaningful

Adjusted Net Income Reconciliation

(in thousands, except as noted)

	3Q24	3Q23	Δ %
Net income / (Loss)	$8,928	$(315)	n.m.
Add (deduct):
(a) Foreign Exchange (FX) impact	$22,166	$(4,417)	n.m.
(b) Acquisitions related expenses	$1,005	$1,562	(36)%
(c) Share-based compensation expense	$1,286	$1,042	23%
(d) Impairment of long-lived assets	$—	$—	—%
(e) Restructuring, reorganization and other exit activities charges	$732	$—	—%
(f) Discontinued operations	$—	$—	—%
(g) Amortization expense of intangible assets	$6,925	$5,487	26%
(h) Items included in legal reserves related to transactional taxes	$(37)	$(1,910)	(98)%
(i) Other atypical impacts not related to the normal course of business	$—	$—	—%
(j) Non-controlling interest impact of the aforementioned adjustments	$—	$—	—%
(k) Tax impact of the non-GAAP adjustments and changes in tax estimates	$(4,910)	$7,376	n.m.
Total Adjusted Net Income	$36,095	$8,825	309%
Adjusted EPS (1)	0.34	0.01	2.888%

(1) In U.S. Dollars

Note: Preferred Dividends are not included in adjusted Net Income calculation as they do not impact Net Income

n.m.: Not Meaningful.

(a) Foreign exchange gains or losses.

(b) Acquisition costs, contingent consideration arrangements and amortization of intangible assets related to acquisitions

(c) Share-based compensation expense related to RSUs and SOPs granted on service-based awards.

(d) Impairment of long-lived assets

(e) Restructuring and related reorganization charges intended to simplify our businesses and improve operational efficiencies.

(f) Costs associated with an exit or disposal of a discontinued operation.

(g) Amortization expense of intangibles assets, excluding those related to acquisitions

(h) Items included in legal reserves, which includes reserves for potential settlement of issues related to transactional taxes (e.g., VAT, Revenue Tax and occupancy taxes), related court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings, including part of equity method investments

(i) Reflects atypical impacts that are not related to the normal course of operations.

(j) Reflects the non-controlling interest impact of the aforementioned adjustment items; and

(k) The income tax impact of the non-GAAP adjustments and changes in tax estimates

Geographic Breakdown

(in millions, except as noted)

3Q24 vs. 3Q23 - As Reported
	Brazil			Mexico			Rest of Latin America			Total
	3Q24	3Q23	Δ %	3Q24	3Q23	Δ %	3Q24	3Q23	Δ %	3Q24	3Q23	Δ %
Transactions ('000)	1,186	1,036	14%	342	436	-22%	868	912	-5%	2,396	2,384	0%
Gross Bookings	545	561	-3%	220	283	-22%	557	539	3%	1,322	1,383	-4%
TPV Financial Services (1)	17	19	-11%	—	—	—%	—	—	—%	17	19	-10%
ASP ($)	463	543	-15%	644	648	-1%	642	591	9%	553	581	-5%
Revenues										194	178	9%
Gross Profit										143	121	19%

3Q24 vs. 3Q23 - FX Neutral
	Brazil			Mexico			Rest of Latin America			Total
	3Q24	3Q23	Δ %	3Q24	3Q23	Δ %	3Q24	3Q23	Δ %	3Q24	3Q23	Δ %
Transactions ('000)	1,186	1,036	14%	342	436	-22%	868	912	-5%	2,396	2,384	0%
Gross Bookings	619	561	10%	243	283	-14%	998	539	85%	1,860	1,383	35%
TPV Financial Services (1)	19	19	1%	—	—	—%	—	—	—%	19	19	2%
ASP ($)	526	543	-3%	712	648	10%	1,150	591	94%	779	581	34%
Revenues										272	178	53%
Gross Profit										197	121	63%

(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $14.5 million in 3Q24 and $17.4 million in 3Q23.

Key Financial Trended Metrics

(in thousands of U.S. dollars, except as noted)

	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24
FINANCIAL RESULTS
Revenue	$145,542	$158,707	$165,524	$178,149	$203,660	$173,660	$185,047	$193,929
Cost of revenue	$(44,897)	$(51,027)	$(60,000)	$(57,599)	$(60,312)	$(51,756)	$(51,952)	$(50,790)
Gross profit	$100,645	$107,680	$105,524	$120,550	$143,348	$121,904	$133,095	$143,139
Operating expenses
Selling and marketing	$(46,245)	$(51,892)	$(51,695)	$(56,529)	$(60,245)	$(53,357)	$(62,933)	$(60,373)
General and administrative	$(26,092)	$(22,672)	$(8,396)	$(21,382)	$(25,316)	$(16,027)	$(16,802)	$(18,461)
Technology and product development	$(25,015)	$(25,971)	$(26,448)	$(26,440)	$(30,271)	$(23,367)	$(27,138)	$(26,746)
Other operating expense, net	—	—	—	—	$(4,546)	—	—	(342)
Total operating expenses	$(97,352)	$(100,535)	$(86,539)	$(104,351)	$(120,378)	$(92,751)	$(106,873)	$(105,922)

(Loss) / Gain from equity investments	$(192)	$113	$(285)	$(948)	$60	$(244)	$(80)	$(582)
Operating income	$3,101	$7,258	$18,700	$15,251	$23,030	$28,909	$26,142	$36,635
Financial results, net	$(12,543)	$(12,595)	$(3,948)	$(3,215)	$(16,875)	$(8,832)	$(14,464)	$(29,346)
(Loss) / Income before income taxes	$(9,442)	$(5,337)	$14,752	$12,036	$6,155	$20,077	$11,678	$7,289
Income tax (expense) / benefit	$(5,717)	$4,640	$13,251	$(12,351)	$(8,656)	$(6,274)	$1,759	$1,639
Net (loss) / income	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437	$8,928
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—
Net (loss) / income attributable to Despegar.com, Corp	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437	$8,928
Total Adjusted EBITDA	$12,525	$17,272	$29,957	$24,730	$43,588	$38,965	$36,687	$48,034

Net (loss) / income	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437	$8,928
Add (deduct):
Financial result, net	$12,543	$12,595	$3,948	$3,215	$16,875	$8,832	$14,464	$29,346
Income tax expense / (benefit)	$5,717	$(4,640)	$(13,251)	$12,351	$8,656	$6,274	$(1,759)	$(1,639)
Depreciation expense	$1,504	$1,716	$3,091	$1,535	$2,193	$1,644	$997	$1,476
Amortization expense	$8,593	$6,813	$7,257	$6,902	$7,004	$7,948	$7,664	$7,905
Share-based compensation (income) / expense	$(673)	$1,485	$910	$1,042	$17	$853	$1,457	$1,286
Restructuring, reorganization and other exit activities charges	—	—	—	—	$11,344	$(389)	$427	$732
Acquisition transaction costs	—	—	—	—	—	—	—	—
Total Adjusted EBITDA	$12,525	$17,272	$29,957	$24,730	$43,588	$38,965	$36,687	$48,034

Note: The Company reclassified financial bad debt from general and administrative expenses to cost of revenue for the periods under analysis.

Quarterly Adjusted Net Income Reconciliation

(in millions, except as noted)

	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24
Net income / (Loss)	$(15.2)	$(0.7)	$28.0	$(0.3)	$(2.5)	$13.8	$13.4	$8.9
Add (deduct):
Foreign Exchange (FX) impact	$9.8	$7.8	$(2.2)	$(4.4)	$7.4	$0.3	$8.9	$22.2
Acquisitions related expenses	$2.5	$2.0	$1.7	$1.5	$1.5	$1.5	$0.8	$1.0
Share-based compensation (income) / expense	$(0.7)	$1.5	$0.9	$1.0	$—	$0.9	$1.5	$1.3
Impairment of long-lived assets	$—	$—	$—	$—	$—	$—	$—
Restructuring, reorganization and other exit activities charges	$—	$—	$—	$—	$6.8	$(0.4)	$0.4	$0.7
Discontinued operations	$—	$—	$—	$—	$—	$—	$—
Amortization expense of intangible assets	$6.5	$5.0	$5.7	$5.5	$5.6	$6.5	$6.7	$6.9
Items included in legal reserves related to transactional taxes	$0.7	$—	$—	$(1.9)	$1.0	$0.2	$(1.8)	$—
Other atypical impacts not related to the normal course of business	$—	$—	$(14.3)	$—	$(9.6)	$—	$—
Non-controlling interest impact of the aforementioned adjustments	$—	$—	$—	$—	$—	$—	$—
Tax impact of the non-GAAP adjustments and changes in tax estimates	$(0.9)	$(2.3)	$(13.7)	$7.4	$10.9	$(0.4)	$0.3	$(4.9)
Total Adjusted Net Income	$2.7	$13.3	$6.1	$8.8	$21.1	$22.4	$30.2	$36.1

3Q24 Earnings Conference Call

When:	4:30 p.m. Eastern time, Nov 14, 2024

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Amit Singh, Chief Financial Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1 (888) 330 2413 (U.S. domestic); 1 (240) 789 2721 (International)

Pre-Register: You may pre-register at any time: click here. To access Despegar’s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: CLICK HERE

Definitions and concepts

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Net Promoter Score (“NPS”): a customer loyalty and satisfaction metric that measures the willingness of customers to recommend a company, product, or service to others.

Gross Booking, net (“GB”): Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s travel customers through its platform during a given period related to our travel business. In its quarterly earnings releases, Despegar presents Gross Bookings net of withholding taxes on international trips in Argentina which have been in effect since 2020. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer travel season runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer travel season runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically timed with booking volumes, and the more stable nature of fixed costs.

Packages: refers to custom packages formed through the combination of two or more travel products, which may include airline tickets, hotels, car rentals, or a combination of these. By bundling these items together and securing them in a single transaction, we can present customers with a unified package at a single, quoted price. This approach not only enables us to provide travelers with more affordable options compared to purchasing individual products separately but also facilitates the cross-selling of multiple products within a single transaction.

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring, reorganization and other exit activities charges and acquisition transaction costs.

Total Adjusted Net Income: is calculated by adjusting net income/(loss), excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring, reorganization and other exit activities charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now, Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin (also “Take Rate”): calculated as revenue divided by the sum of Gross Bookings and Total Payment Volume.

Total Payment Volume (“TPV”): is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.

Reporting Business Segments: The Company operates a Travel Business and a Financial Services Business which are structured as follows:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products. Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel Packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

Transactions: We define the number of transactions as the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution during a given period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of our business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the Average Selling Price (ASP) of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release, which are inherently uncertain.

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/ .

IR Contact

Luca Pfeifer

Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA and Total Adjusted Net Income, which are non-GAAP financial measures. The Company defines:

Total Adjusted EBITDA is calculated as net income/(loss) exclusive of financial result, net, income taxes, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring, reorganization and other exit activities charges and acquisition transaction costs. Since our results for the year ended December 31, 2020, we exclude restructuring charges and acquisition costs from our calculation of Total Adjusted EBITDA. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs.

Total Adjusted Net Income: is calculated by adjusting net income/ (loss), excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring, reorganization and other exit activities charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Neither Adjusted EBITDA nor Adjusted Net Income are a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, non-GAAP measure are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 12 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what results would have been had exchange rates remained stable from one year to the next. Certain information presented herein excludes intercompany allocation FX effects, as disclosed. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel

Date: 11/14/2024